UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Closing of Initial Public Offering

On September 2, 2021, DoubleDown Interactive Co., Ltd. (the “Company”) closed its initial public offering (the “Offering”) of 6,316,000 American Depositary Shares (the “ADSs”), each representing 0.05 common share, with par value of ₩10,000 per share, of the Company, at a price to the public of $18.00 per ADS, before underwriting discounts and commissions. The number of ADSs sold by the Company is 5,263,000, and the number of ADSs sold by STIC Special Situation Diamond Limited, the selling shareholder in the Offering (the “Selling Shareholder”), is 1,053,000.

Entry into Material Definitive Agreement

On September 2, 2021, the Company entered into a Deposit Agreement (the “Deposit Agreement”) with Citibank, N.A., as Depositary, and the holders and beneficial owners of the ADSs issued thereunder, with respect to the terms and provisions governing such securities. Under the terms of the Deposit Agreement, each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one-twentieth of one common share that is on deposit with the depositary bank and/or its custodian. ADSs also represent the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADSs, but that have not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The Company and the depositary bank may agree to change the ADS-to-share ratio by amending the deposit agreement.

The foregoing description of the Deposit Agreement does not purport to be completed and is qualified in its entirety by reference to the full text of the Deposit Agreement, which is filed as Exhibit 4.1 hereto and incorporated herein by reference.

Departure of Directors

On September 2, 2021, Il Sung Kang and Suk Ho Yun tendered their resignations from Board of Directors of the Company (the “Board”). Messrs. Kang and Yun were appointed as non-executive directors of the Board in September 2020, pursuant to a Joint Investment Agreement, dated April 11, 2017, by and between DoubleU Games Co., Ltd. and the Selling Shareholder, which terminated upon the consummation of the Offering, except those provisions related to the Selling Shareholder’s right to sell to DoubleU Games Co., Ltd. certain common shares of the Company. The resignations are not the result of any disagreement with the Company.

Issuance of Press Release

On September 2, 2021, the Company issued a press release announcing the closing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

4.1

Deposit Agreement, dated as of September  2, 2021, by and among DoubleDown Interactive Co., Ltd., Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder.

99.1	Press Release issued by the Company announcing the closing of the Offering dated September 2, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DoubleDown Interactive, Co., Ltd.

Date: September 2, 2021	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer